FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
FOR THE PERIOD ENDED MARCH 31, 2005

(Santiago, Chile, April 26, 2005) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2005. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities (FECU). March 2004 figures have been adjusted by the CPI variation year-to-year, equal to 2.2% . The figures expressed in US Dollars for both periods were calculated based on the March 31, 2005 exchange rate of 585.93 pesos per dollar.

The consolidated financial statements of Endesa Chile for the period ended March 31, 2005, include all of the Company’s Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

Net income of Endesa Chile for the first quarter of 2005 amounted to US$27.4 million, which represents a 95.8% a great improvement over the US$14.0 million of the first quarter of 2004. This better result is primarily explained by a 15.7% increase in consolidated operating income derived from the good performance of our businesses in Chile and abroad, also the start up of important commercial investments, mainly Ralco.

The main relevant elements are the following:

a)	The strong increase in operating income in Chile, Argentina, Colombia and Brazil, and a slight fall in Peru.

b)	The great importance of our Ralco hydroelectric power plant in the first quarter of 2005, in a scenario of demand growth and natural gas shortages, which has been to a large extent the generation support on the Central Interconnected System or SIC.

c)	An adequate commercial policy of the company’s generation mix, preferring not to over-contract and instead being a seller in the spot market.

2

PRESS RELEASE First Quarter 2005

d)	High spot prices in the Chilean market and rising node prices, as well as higher spot prices in Argentina and Brazil.

e)	The amendment bill of the Chilean Electricity law, whose object is to provide suitable signals for motivating investment in generation allowing long -term fixed-price tenders with distributors.

PRESS RELEASE First Quarter 2005
TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	8
NON OPERATING INCOME	10

CONSOLIDATED BALANCE SHEET ANALYSIS	11
Assets (Chilean GAAP, Thousand US$)	11
Assets (Chilean GAAP, Million Ch$)	11
Liabilities (Chilean GAAP, Thousand US)	11
Liabilities (Chilean GAAP, Million Ch$)	11
Indicator	12

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	13
Assets (Million Ch$, Thousand US$)	13
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	14

CONSOLIDATED CASH FLOW (Chilean GAAP)	15
Effective cash flow (Thousand US$)	15
Effective cash flow (Million Ch$)	15

CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	15
Effective cash flow (Million US$)	15

CONSOLIDATED CASH FLOW (Chilean GAAP)	16
Cash flows originated from operating activities (Million Ch$, Thousand US$)	16
Cash flows originated from financing activities (Million Ch$, Thousand US$)	16
Cash flows originated from investing activities (Million Ch$, Thousand US)	16

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	17

MARKET RISK ANALYSIS	18

EXCHANGE AND INTEREST RATE RISK ANALYSIS	20

BUSINESS INFORMATION. MAIN OPERATING FIGURES IN GWh	21

ENDESA CHILE’S OPERATING REVENUES AND EXPENSES
BREAKDOWN BY COUNTRY (Chilean GAAP)	23

ENDESA CHILE’S OPERATING INCOME BREAKDOWN BY COUNTRY (Chilean GAAP)	24

ENDESA CHILE’S OWNERSHIP STRUCTURE	25

CONFERENCE CALL INVITATION	26

PRESS RELEASE First Quarter 2005
Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of March 2004	As of March 2005	Variation	%Var.

Operating Revenues	424,424	486,178	61,754	14.6%
Operating Expenses	(253,406)	(288,215)	(34,809)	13.7%

Operating Margin	171,018	197,963	26,944	15.8%

SG&A	(14,510)	(16,893)	(2,383)	16.4%

Operating Income	156,508	181,070	24,561	15.7%

Net Financial Income (Expenses)	(82,465)	(77,951)	4,515	(5.5%)
Interest Income	6,832	9,934	3,102	45.4%
Interest Expense	(89,297)	(87,885)	1,413	(1.6%)
Net Income from Related Companies	11,245	10,019	(1,226)	(10.9%)
Equity Gains from Related Companies	11,268	10,062	(1,206)	(10.7%)
Equity Losses from Related Companies	(23)	(42)	(20)	87.4%
Net other Non Operating Income (Expense)	(21,086)	(12,229)	8,857	(42.0%)
Other Non Operating Income	10,650	22,256	11,606	109.0%
Other Non Operating Expenses	(31,736)	(34,485)	(2,749)	8.7%
Positive Goodwill Amortization	(695)	(653)	42	(6.1%)
Price Level Restatement	(593)	(3,212)	(2,619)	442.1%
Exchange differences	(249)	(7,848)	(7,600)	3057.8%

Non Operating Income	(93,842)	(91,873)	1,969	(2.1%)

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	62,666	89,196	26,530	42.3%

Income Tax	(47,032)	(43,215)	3,817	(8.1%)
Extraordinary Items	-	-	-
Minority Interest	(9,126)	(25,961)	(16,835)	184.5%
Negative Goodwill Amortization	7,503	7,412	(92)	(1.2%)

NET INCOME	14,012	27,432	13,420	95.8%

PRESS RELEASE First Quarter 2005
Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)
	As of March 2004	As of March 2005	Variation	%Var.

Operating Revenues	248,683	284,866	36,183	14.6%
Operating Expenses	(148,478)	(168,874)	(20,396)	13.7%

Operating Margin	100,205	115,992	15,788	15.8%

SG&A	(8,502)	(9,898)	(1,396)	16.4%

Operating Income	91,703	106,094	14,391	15.7%

Net Financial Income (Expenses)	(48,319)	(45,674)	2,645	(5.5%)
Interest Income	4,003	5,821	1,817	45.4%
Interest Expense	(52,322)	(51,494)	828	(1.6%)
Net Income from Related Companies	6,589	5,871	(718)	(10.9%)
Equity Gains from Related Companies	6,602	5,895	(707)	(10.7%)
Equity Losses from Related Companies	(13)	(25)	(12)	87.4%
Net other Non Operating Income (Expense)	(12,355)	(7,166)	5,190	(42.0%)
Other Non Operating Income	6,240	13,040	6,800	109.0%
Other Non Operating Expenses	(18,595)	(20,206)	(1,611)	8.7%
Positive Goodwill Amortization	(407)	(382)	25	(6.1%)
Price Level Restatement	(347)	(1,882)	(1,535)	442.1%
Exchange differences	(146)	(4,599)	(4,453)	3057.8%

Non Operating Income	(54,985)	(53,831)	1,153	(2.1%)

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	36,718	52,263	15,545	42.3%

Income Tax	(27,557)	(25,321)	2,237	(8.1%)
Extraordinary Items	-	-	-	-
Minority Interest	(5,347)	(15,211)	(9,864)	184.5%
Negative Goodwill Amortization	4,396	4,343	(54)	(1.2%)

NET INCOME	8,210	16,073	7,863	95.8%

PRESS RELEASE First Quarter 2005

Investments

Palmucho Project in Chile

The project consists of a run of the river hydroelectric plant (32 MW) that will make use of the ecological flow from the Ralco reservoir, means the necessary flow in the river without drying it.

The estimated investment is US$32 million and its start-up is planned for the second half of 2007. Currently the engineering and the necessary tenders for the construction are being prepared, while the environmental permits have already been approved.

Callahuanca Plant Renovation in Peru

The Callahuanca plant is a run of the river hydroelectric plant of 75 MW with four-generation units.

The project consists in the modernization of three-generation units that will improve efficiency and increase its maximum capacity by 7.5 MW, or 10%.

The estimated investment is approximately US$14 million and completion is expected for March 2006.

Reconversion to Gas of the Santa Rosa plant in Peru

The project consists in to convert the Santa Rosa Westinghouse generation unit to natural gas by transforming it into a dual unit, i.e. to be able ot use natural gas or diesel fuel. The project counts with all its construction and environmental permits approved. The investment amounts to US$5.6 million and its start-up in dual natural gas/diesel condition is foreseen for the end of May 2005. It is expected that the generation unit using natural gas would increase its capacity by 3.2 MW over its present 127 MW.

San Isidro’s plant expansion study in Chile

This project would use as its fuel natural gas or Liquefied Natural Gas from the LNG project plant at Quintero, whose development is being led by ENAP (Empresa Nacional del Petroleo). In case the LNG project result viable, the company is studying San Isidro’s plant expansion in Chile.

The project consists in the construction and start operations of a 370 MW combined-cycle power plant with approximately an additional 3,000 GWh annual energy generation into the Central Interconnected System (SIC). This investment is estimated to amount to US$200 million.

In August 16, 2004, the Regional Environmental Commission (COREMA) of the 5th Region approved the Environmental Impact Study of the project.

PRESS RELEASE First Quarter 2005

Tariffs

In the Definitive Technical Report for the setting of node prices on the Central Interconnected System (SIC) delivered by the CNE to the electricity companies on April 18, 2005, the monomic price is defined as Ch$26.63 per KWh, which value was adjusted to the average unregulated price band, i.e. 2.5% higher than the October 2004 price setting. Considering an exchange rate of Ch$586.48 per dollar defined in the report, the monomic price was US$45.40 per MWh, an increase of 7.7% over the previous setting. This tariff, which corresponds to the Alto Jahuel node, will be effective from May 1 until October 2005.

The resultant price adjusted to the band, although corresponding to the average unregulated price, does not reflect the system’s real costs because it considers contracts in a scenario with natural gas. This situation can be seen more clearly in the Definitive Technical Report, which considers a theoretical price for Alto Jahuel node of over US$100 per MWh, because of the natural gas restrictions from Argentina and the high cost of alternative fuels.

Sustainability

During this quarter, the company completed for all of its South American generating subsidiaries in Argentina, Brazil Colombia, Chile and Peru, an adherence to the United Nations Global Pact, an international voluntary set of rules for promoting respect for human and labor rights, a commitment to the preservation of the environment and the application of practices against business corruption.

Endesa Chile edited its third Sustainability Report, which contains a description of its actions during 2004 in the economic, environmental and social areas, including performance indicators in each area, with information on all its South American generating subsidiaries. It also includes the presentation of its corporate governance standards and a detail of the achievements made in the application of its sustainability policy and strategy. The report is prepared following the guidelines of the Global Reporting Initiative, thus permitting comparisons of the company with its peer group in the region.

Conclusion

In summary, the first quarter of 2005 has been one in which the company has shown its great strength in the face of situations that seriously affect the sector, with significant profits given its commercial policies and the financial improvement achieved, without sacrificing growth.

Nevertheless and because of the currently electric environment situation of Chile with the denominated gas crisis form Argentina, the uncertainty as of today, the hydrology behavior during the year that just began, and the effects of the Argentine electricity crisis regarding the interconnection line business between Argentina and Brazil, the company continues to be aware of these contingencies focusing its efforts to minimize the risks that these situations may generate.

PRESS RELEASE First Quarter 2005

Operating Income

Operating income in the first quarter of 2005 of US$181.1 million is 15.7% higher than the US$156.5 million obtained in the same period of 2004. This is the result of an increase of US$26.4 million in operating income in Chile and in our subsidiaries in Argentina, Brazil and Colombia, partly offset by a reduction of US$1.8 million in Peru.

Analyzed by item, consolidated revenues for March 2005 increased by 14.6%, or US$61.8 million. Variable fuel costs increased by US$23.4 million, purchases of energy, tolls and energy transportation and other variable costs grew by US$5.9 million and depreciation, amortization and other fixed costs increased by US$5.5 million. Administrative and selling expenses increased by US$2.4 million.

In Chile, operating income for the first quarter amounted to US$64.6 million, an increase of 11.2 % over the same period of 2004, due to a 12.3% increase in revenues and a 13.7% increase in cost of sales and a 2.6% reduction in administrative and selling expenses. The revenues increase of US$23.2 million was the result of a 7.2% increase in volume, mainly sales on the spot market where the company’s average price increased due to the natural gas shortage. The increase of US$16.8 million in the cost of sales consisted of a 59.7% rise in fuel costs, energy purchases and other variable costs of US$13.2 million and of US$6.6 million in higher depreciation, amortization and other fixed costs, which were partly offset by lower tolls of US$3.0 million and lower administrative and selling expenses of US$0.2 million.

In Argentina, operating income in the quarter was US$23.2 million, an increase of 45.2% compared to the first quarter of 2004 when it was US$16.0 million. The improved result in Argentina was mainly due to higher sales volumes and better average sales prices, mainly on the spot market. The operating income of Central Costanera improved by US$3.1 million to US$19.6 million as a result of higher energy sales placed on the spot market. The low energy prices in the south of Brazil, following the good hydrology in that zone, meant only slight calls on the CIEN interconnection line during the first quarter, but demand calls were made beginning on March 19 which are forcing Costanera to supply energy with oil production, adversely affecting the company’s results. Costanera shows revenues in the quarter from sales of capacity for the interconnection in accordance with the current contracts.

Operating income of El Chocón increased by US$4.1 million as a result of the hydrology in the Comahue zone and the above-mentioned improved spot prices.

In Brazil, Cachoeira Dourada showed an operating income of US$6.2 million for the first quarter of 2005 compared to a loss of US$0.4 million in the same period of 2004. Due to the better hydrology in the South-East Center zone, there was a better production mix with 224 Gwh of increased generation and less purchases. Sales increased by 74%, equivalent to US$8.9 million, which included the higher prices. It should be mentioned that Cachoeira Dourada obtained contracts for 133 MW in April in the last tender for supplying ele ctricity companies in South-East of Brazil. These contracts cover a period of 8 years from 2008 at a reference price of 83.48 reales per MWh, higher than earlier Brazilian tenders.

In Colombia, operating income for the first quarter increased by 11.9% to US$57.5 million due to better results from Emgesa and Betania. Energy sales increased by 8%, mainly reflecting firmer average energy sale prices and good hydrology in general, even though the north-east zone that affects Emgesa has suffered a fall in hydrology in March, compensated by higher hydrology that affects Betania. This has also permitted a reduction in the costs of energy purchases compared to the first quarter of 2004.

PRESS RELEASE First Quarter 2005

In Peru, operating income of Edegel in the quarter declined by 5.9% to US$29.6 million, explained by lower revenues of US$4.7 million as a result of reduced sales prices deriving from better hydrology in the country, partly offset by lower fuel and energy purchases, and higher tolls and transportation costs. This all led to a US$1.8 million reduction in operating income compared to the first quarter of 2004.

Consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$261.8 million during first quarter of 2005, 20.9% increased comp ared to the same period of 2004 in constant US dollars. The distribution by country and adjusted by ownership shows that Chile contributes with 56.9%, Colombia with 13.8%, Argentina with 13.5%, Peru with 8.6% and Brazil with 7.3% .

The consolidated net debt decrease in US$443.5 million in the first quarter 2005 compared with the same period of 2004. The investments amount in the first quarter 2005 reached US$ 23.3 million.

PRESS RELEASE First Quarter 2005

Non-Operating Income

Non-operating result for the first quarter of 2005 was a loss of US$91.9 million, compared to one of US$93.8 million in the same period of 2004, an improvement of 2.1%. This is mainly explained by US$8.9 million of a better net result of non-operating income and expenses; US$4.5 million of lower net interest expense, offset by US$7.6 million of a larger charge for exchange losses, US$2.6 million of reduced gain from price-level restatements and US$1.2 million of lower equity in the net results of related companies.

Net equity in the results of related companies: The lower result from investments in related companies of US$1.2 million is basically explained by the reduced income of the Brazilian affiliate company Compañía de Interconexión Energética S.A. (CIEN) and the Chilean affiliate Inversiones GasAtacama Holding Ltda.

Interest expense net of interest income: Regarding the reduced net interest expense, an important influence was the larger cash balances which increased financial income by US$3.1 million, in addition to the reduction in interest expense by US$1.4 million due to reduced debt levels.

Monetary correction: The higher charge for price-level restatements of US$2.6 million, amounting to a total of US$3.2 million in 2005, compared to US$0.6 million in the first quarter of 2004, is mainly the result of the higher rate of deflation on Chilean assets.

Exchange differences: The higher charge for exchange differences of US$7.6 million is explained by the 5.1 % depreciation of the Chilean peso against the dollar in 2005, compared to a depreciation of 3.8% in the first quarter of 2004.

Other net non-operating income and expenses: The higher other income less expenses of US$8.9 million is mainly explained by reduced losses of US$12.0 million from the conversion adjustment following the application of Technical Bulletin No.64, primarily from the Colombian subsidiaries. The provision for the net loss on the Resettlement of Energy and Capacity of previous years increased by US$1.0 million in 2005 compared to the first quarter of 2004.

Income Tax: With respect to taxes, these declined by US$3.8 million compared to the first quarter of 2004. Consolidated income tax was US$43.2 million, composed of a charge for income tax of US$29.4 million, an increase over the charge of US$5.7 million in the first quarter of the previous year, and US$13.8 million for deferred taxes which represents a fall of US$9.5 million compared to 2004. Lower deferred taxes are the result of the companies’ improved results with the resulting reduction in tax losses.

PRESS RELEASE First Quarter 2005
Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2

Assets (Thousand US$)	As of March 2004	As of March 2005	Variation	% Var.

Current Assets	939,355	718,505	(220,849)	(23.5%)
Fixed Assets	8,277,934	7,778,492	(499,442)	(6.0%)
Other Assets	509,482	699,631	190,149	37.3%

Total Assets	9,726,770	9,196,628	(530,142)	(5.5%)

Table 2.1

Assets (Million Ch$)	As of March 2004	As of March 2005	Variation	% Var.

Current Assets	550,396	420,994	(129,402)	(23.5%)
Fixed Assets	4,850,290	4,557,652	(292,638)	(6.0%)
Other Assets	298,520	409,935	111,414	37.3%

Total Assets	5,699,206	5,388,580	(310,626)	(5.5%)

Current assets declined by US$220.8 million, mainly explained by US$224.9 million decrease in notes and accounts receivable from related companies, mainly the affiliate company Atacama Finance Co., and a reduction in sundry debtors of US$43.7 million compensated by increases in cash and other current assets of US$56.6 million. The 6.0% fall in fixed assets is mainly due to the depreciation in the first quarter of 2005 of US$80.2 million and the effect of the exchange rate on the fixed assets of foreign subsidiaries as a result of the method of carrying non-monetary assets in nominal dollars in companies domiciled in unstable countries, in accordance with Technical Bulletin No.64. The 37.3% increase in other assets is primarily explained by increased notes and accounts receivable from related companies, basically from Atacama Finance Co.

It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

Table 3

Liabilities (Thousand US$)	As of March 2004	As of March 2005	Variation	% Var.

Current liabilities	890,429	629,950	(260,479)	(29.3%)
Long-term liabilities	4,093,332	3,991,256	(102,075)	(2.5%)
Minority interest	2,152,305	1,866,952	(285,353)	(13.3%)
Equity	2,590,704	2,708,470	117,765	4.5%

Total Liabilities	9,726,770	9,196,628	(530,142)	(5.5%)

Table 3.1

Liabilities (Million Ch$)	As of March 2004	As of March 2005	Variation	% Var.

Current liabilities	521,729	369,106	(152,623)	(29.3%)
Long-term liabilities	2,398,406	2,338,597	(59,809)	(2.5%)
Minority interest	1,261,100	1,093,903	(167,197)	(13.3%)
Equity	1,517,971	1,586,974	69,002	4.5%

Total Liabilities	5,699,206	5,388,580	(310,626)	(5.5%)

PRESS RELEASE First Quarter 2005

Short-term liabilities show a 29.3% reduction of US$260.5 million compared to the first quarter of 2004, mainly due to a reduction in notes and accounts payable to related companies of US$198.1 million and less borrowings from banks and financial institutions. Long-term liabilities decreased 2.5% by US$102.1 million compared to 2004, mainly due to reduced borrowings from banks and financial institutions as a result of the debt refinancing, also influenced by the appreciation of the Chilean peso against the dollar in the first quarter of 2005. The minority interest declined by US$285.4 million, mainly due to the equity positions of the foreign subsidiaries controlled in dollars, according to Technical Bulletin No.64.

Table 4

Indicator	Unit	As of March 2004	As of March 2005	%Var.

Liquidity	Times	1.05	1.14	8.6%
Acid ratio test *	Times	0.97	0.97	0.0%
Leverage **	Times	1.05	1.01	(3.8%)
Short-term debt	%	17.9	13.6	(23.7%)
Long-term debt	%	82.1	86.4	5.2%

* Current assets net of inventories and pre-paid expenses
** Compounds to the ratio = Total debt / (equity + minority interest)

The company’s current ratio improved in March 2005, with an 8.6% increase to 1.14:1 compared to March 2004, while the acid test ratio remained at 0.97:1. This improvement is mainly explained by the reduction in current liabilities, basically due to the decrease in notes and accounts payable to related companies and in borrowings from banks and financial institutions.

The debt ratio at March 2005 has reduced from its level at March 2004 as a result of the company’s positive operating performance, the prepayment of financial debt and the appreciation of the Chilean peso against the dollar.

PRESS RELEASE First Quarter 2005
Consolidated Balance Sheet (Chilean GAAP)

Table 5.1

ASSETS	Million Ch$		Thousand US$

	As of March 2004	As of March 2005	As of March 2004	As of March 2005

CURRENT ASSETS
Cash	11,763	19,469	20,075	33,227
Time Deposits	142,990	142,008	244,039	242,364
Marketable Securities	9,672	3,644	16,507	6,219
Accounts Receivable, net	119,606	127,030	204,130	216,801
Notes receivable	522	55	890	94
Other accounts receivable	54,516	28,886	93,043	49,300
Amounts due from related companies	167,674	35,903	286,167	61,276
Inventories, net	12,187	12,777	20,799	21,807
Income taxes recoverable	11,367	5,868	19,400	10,014
Prepaid expenses	4,921	3,726	8,399	6,358
Deferred assets	1,510	2,528	2,577	4,314
Other current assets	13,670	39,099	23,331	66,731

Total current assets	550,396	420,994	939,355	718,505

PROPERTY, PLANT AND EQUIPMENT
Property	37,692	47,523	64,329	81,107
Buildings and Infrastructure	5,765,063	5,571,491	9,839,167	9,508,800
Plant and equipment	1,077,110	1,049,938	1,838,291	1,791,917
Other assets	53,108	87,230	90,639	148,875
Technical appraisal	637,494	593,933	1,088,004	1,013,658
Sub - Total	7,570,467	7,350,115	12,920,429	12,544,357
Accumulated depreciation	(2,720,178)	(2,792,464)	(4,642,496)	(4,765,865)

Total property, plant and equipment	4,850,290	4,557,652	8,277,934	7,778,492

OTHER ASSETS
Investments in related companies	179,661	167,177	306,626	285,320
Investments in other companies	73,227	23,719	124,975	40,481
Positive Goodwill	22,954	20,048	39,175	34,216
Negative goodwill	(77,749)	(54,461)	(132,694)	(92,948)
Long-term receivables	16,097	25,363	27,473	43,287
Amounts due from related companies	604	111,799	1,030	190,805
Intangibles	29,967	29,498	51,144	50,344
Accumulated amortization	(8,071)	(9,108)	(13,774)	(15,545)
Others	61,831	95,900	105,526	163,672

Total other assets	298,520	409,935	509,482	699,631

TOTAL ASSETS	5,699,206	5,388,580	9,726,770	9,196,628

PRESS RELEASE First Quarter 2005
Consolidated Balance Sheet (Chilean GAAP)

Table 5.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$
	As of March 2004	As of March 2005	As of March 2004	As of March 2005

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	84,529	23,892	144,265	40,776
Current portion of long- term debt	83,809	89,786	143,035	153,236
Notes Payable	-	-	-	-
Current portions of bonds payable	42,776	69,226	73,006	118,147
Current portion of other long- term debt	23,902	23,520	40,793	40,141
Dividends payable	47,230	39,620	80,606	67,619
Accounts payable and accrued expenses	55,995	54,515	95,566	93,041
Miscellaneous payables	18,619	16,060	31,778	27,410
Amounts payable to related companies	120,839	4,778	206,234	8,154
Provisions	20,728	16,916	35,376	28,871
Withholdings	8,241	9,434	14,064	16,101
Income Tax	12,764	20,313	21,784	34,668
Deferred Income	173	127	295
Deferred Taxes	-	-	-	-
Other current liabilities	2,124	920	3,625	1,569

Total current liabilities	521,729	369,106	890,429	629,950

LONG-TERM LIABILITIES
Due to banks and financial institutions	365,870	256,303	624,427	437,429
Bonds payable	1,794,607	1,817,323	3,062,835	3,101,605
Due to other institutions	120,759	93,193	206,099	159,051
Accounts payable	15,992	40,466	27,293	69,062
Amounts payable to related companies	89	-	153	-
Accrued expenses	41,181	39,355	70,283	67,167
Deferred taxes	48,396	84,079	82,597	143,496
Other long-Term liabilities	11,511	7,879	19,646	13,446

Total Long-term liabilities	2,398,406	2,338,597	4,093,332	3,991,256

Minority interest	1,261,100	1,093,903	2,152,305	1,866,952

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,073,298	1,076,449	1,831,786	1,837,163
Capital revaluation reserve	(5,366)	(8,612)	(9,159)	(14,697)
Additional paid-in capital-share premium	209,488	209,470	357,531	357,499
Other reserves	59,459	37,605	101,477	64,180
Total Capital and Reserves	1,336,878	1,314,911	2,281,635	2,244,144
development period of certain subsidiaries
Retained Earnings
Retained earnings	171,166	255,989	292,128	436,894
Net Income	8,210	16,073	14,012	27,432
Accumulated surplus (deficit) during development
period of certain subsidiaries	1,717	-	2,930	-

Total Retained Earnings	181,093	272,062	309,070	464,326

Total Shareholders' Equity	1,517,971	1,586,974	2,590,704	2,708,470

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,699,206	5,388,580	9,726,770	9,196,628

PRESS RELEASE First Quarter 2005
Consolidated Cash Flow (Chilean GAAP)

Table 6

Effective Cash Flow (Thousand US$)	As of March 2004	As of March 2005	Variation	% Var.

Operating	94,097	72,079	(22,018)	(23.4%)
Financing	(91,860)	(125,477)	(33,617)	(36.6%)
Investment	(12,624)	(23,579)	(10,955)	(86.8%)

Net cash flow of the period	(10,388)	(76,978)	(66,590)	(641.0%)

Table 6.1

Effective Cash Flow (Million Ch$)	As of March 2004	As of March 2005	Variation	% Var.

Operating	55,134	42,233	(12,901)	(23.4%)
Financing	(53,824)	(73,521)	(19,697)	(36.6%)
Investment	(7,397)	(13,816)	(6,419)	(86.8%)

Net cash flow of the period	(6,086)	(45,104)	(39,017)	(641.0%)

Main aspects of the current period on the effective cash flow statement are:

a)
Operating activities generated a positive cash flow of US$72.1 million, representing a decrease of 23.4% compared to March 2004. This flow is mainly composed of net income for the year of US$27.4 million plus charges to income not representing net cash flows of US$82.9 million, changes in assets affecting cash flows of (US$13.1 million), changes in liabilities affecting cash flows of (US$51.2 million), gains on asset sales of US$32 thousand and minority interest of US$26.0 million.

b)
Financing activities produced a negative flow of US$125.5 million, mainly deriving from loan repayments of US$163.5 million, a capital reduction of US$88.7 million and dividend payments of US$144.3 thousand . This was partially offset by bonds issued of US$107.2 million, loans drawn of US$18.1 million and other financing sources of US$1.5 million.

c)
Investment activities generated a negative flow of US$23.6 million, mainly explained by acquisitions of fixed assets of US$20.6 million, and documented loans to related companies of US$3.3 million, partially offset by other investment income of US$237 thousand .

Cash Flow From Foreign Operations (Chilean GAAP)

Table 7

Effective Cash Flow (1) (Million US$)	As of March 2005

	Dividends	Capital Red.	Interests	ntercompany Amortiz.	Total

Argentina	-	-	2.9	-	2.9
Brazil	24.5	-	-	-	24.5
Colombia	-	-	-	-	-
Peru	-	-	-	-	-
Associate Companies	-	-	-	-	-
Investment Companies	-	-	-	-	-
Total	24.5	-	2.9	-	27.4

(1) The figures are ex pressed at exchange rate as of the date of the transaction.

PRESS RELEASE First Quarter 2005
Consolidated Cash Flow (Chilean GAAP)

Table 8

	Million Ch$		Thousand US$

	As of March 2004	As of March 2005	As of March 2004	As of March 2005

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	8,210	16,073	14,012	27,432

(Profit) loss in sale of assets
(Profit) loss in sale of assets	(10)	19	(17)	32
Charges (credits) which do not represent cash flows:	48,455	48,593	82,6 97	82,932
Depreciation	44,339	46,966	75,673	80,157
Amortization of intangibles	417	335	712	571
Write -offs and provisions	-	-	-	-
Amortization of positive goodwill	407	382	695	653
Amortization of negative goodwill (less)	(4,396)	(4,343)	(7,503)	(7,412)
Accrued profit from related companies (less)	(6,602)	(5,895)	(11,268)	(10,062)
Accrued loss from related companies	13	25	23	42
Net, price -level restatement	347	1,882	593	3,212
Net exchange difference	146	4,599	249	7,848
Other credits which do not represent cash flow (less)	(1,153)	(2,742)	(1,967)	(4,680)
Other charges which do not represent cash flow	14,937	7,384	25,493	12,602
Assets variations which affect cash flow:	(42,636)	(7,671)	(72,767)	(13,092)
Decrease (increase) in receivable accounts	(23,973)	(158)	(40,915)	(270)
Decrease (increase) in inventories	785	2,327	1,339	3,972
Dividends from related companies	-	-	-	-
Decrease (increase) in other assets	(19,448)	(9,840)	(33,191)	(16,794)
Liabilities variations which affect cash flow:	35,769	(29,992)	61,046	(51,187)
Accounts payable related to operating results	14,455	(60,350)	24,670	(102,999)
Interest payable	2,573	2,563	4,391	4,375
Income tax payable	17,767	11,896	30,323	20,303
Accounts payable related to non operating results	(5,753)	28,283	(9,819)	48,270
Accrued expenses and withholdings	6,727	(12,384)	11,481	(21,136)
Minority Interest	5,347	15,211	9,126	25,961

Net Positive Cash Flow Originated from Operating Activities	55,134	42,233	94,097	72,079

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	78,074	10,609	133,247	18,107
Proceeds from debt issuance	13,503	62,834	23,045	107,237
Proceeds from loans obtained from related companies	3,039	-	5,187	-
Capital distribution	-	(51,965)	-	(88,688)
Other financing sources	3,098	870	5,287	1,485
Dividends paid	(1,221)	(85)	(2,084)	(144)
Loans, debt amortization (less)	(136,091)	(95,784)	(232,265)	(163,474)
Issuance debt amortization(less)	(5,624)	-	(9,599)	-
Amortization of loans obtained from related companies	(3,120)	-	(5,326)	-
Amortization of expenses in issuance debt	(378)	-	(645)
Other disbursements related to financing(less)	(5,102)	-	(8,708)	-

Net Cash Flow Originated from Financing Activities	(53,824)	(73,521)	(91,860)	(125,477)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	1	-	2	-
Sale of related companies	2,538	-	4,331	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	16,001	-	27,308	-
Other income on investments	185	139	315	237
Additions to fixed assets (less)	(26,121)	(12,049)	(44,580)	(20,564)
Investments in related companies (less)	-	-	-	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	-	(1,905)	-	(3,251)
Other investment disbursements(less)	-	-	-	-

Net Cash Flow Originated from Investment activities	(7,397)	(13,816)	(12,624)	(23,579)

Net Positive Cash Flow for the period	(6,086)	(45,104)	(10,388)	(76,978)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND
CASH EQUIVALENT	6,054	8,904	10,331	15,197
NET VARIATION OF CASH AND CASH EQUIVALENT	(33)	(36,199)	(56)	(61,781)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	166,411	228,039	284,011	389,192

FINAL BALANCE OF CASH AND CASH EQUIVALENT	166,378	191,840	283,955	327,411

PRESS RELEASE First Quarter 2005

Most important changes in the markets where the company operates

ARGENTINA

  In the last days of March, energy was exported to Brazil under the system’s security requirements. An average of 400 MW has been sent since March 19.
BRAZIL
  In March 2005, the Ministry of Mines and Energy issued a document instructing ANEEL and ONS to consider the physical generating guarantee that the CIEN lines contribute to the South market as reduced to a value of around 400 MW. The previously recognized capacity was 2,178 MW. This measure also applied to the Uruguayan thermal plant whose physical guarantee fell from 600 to around 230 MW. The measure establishes the possibility of restate the physical guarantee if a greater generating capacity be shown.

  In April 2, a second tender was carried out closing sales to distributors for an average 1,325 MW for the period from 2008 to 2015. The average sales prices were 83.1 R$/MWh.

  Cachoeira Dourada took part in the tender and was awarded a block of average-133 MW at 83.5 R$/MWh
CHILE
  The National Energy Commission sent to companies the Definitive Technical Report for Node Prices on the SIC which contemplate an average price at the Alto Jahuel 220 kV substation of US$ 45.4 per MWh (considering the application of the unregulated-customer price band). This represents an increase of 7.7 % in dollar terms and 2.5 % in peso terms compared to the current tariff.

  The Senate approved the New Water Code. This sets a payment for a permit for non-use of water rights and promotes competitive access for their use as the rights are auctioned if there is more than one request for them. This charge will start as from January 1, 2006. Because of the hydroelectric interest in the zone, the district of Palena in the 10th Region, and the 11th and 12th Regions, are excluded from this until year 2013.

  In March 14, 2005, a bill entered Congress to modify DFL No.1 and Law 18410 of the Superintendence of Electricity and Fuels in order to motivate investments in generation. The bill, which has not been promulgated, introduces the following modifications, among other things:
-	Tenders for long -term supplies to regulated customers with stable prices over the term of the contract, limiting the supply to the maximum equivalent node price at the time of the award.

-	Tenders for short-term supplies to regulated customers until December 31, 2008, at a maximum price equivalent to the marginal cost of the system.

-
Modification of Law 18410 of the Superintendence of Electricity and Fuels eliminating gas supply interruptions and unavailability of transmission systems as causes of force majeure in the context of security and quality faults considered by the SEC.

PRESS RELEASE First Quarter 2005

  According to a report of the National Energy Commission, each plant that uses natural gas connected to the TGN-TGS transport network in Argentina should pay a “gas trust charge” calculated for plants on the SIC of around US$ 925,000 annually. This surcharge is set in Argentine pesos and is applicable to the firm gas transportation tariff. It is expected to become applicable as from June this year.

  The Argentine government modified the customs base for applying the 20% tax on exports of natural gas, adding to the tax base the transport to the border.
COLOMBIA
  As authorized by the shareholders’ meeting last year, Interconexión Electrica S.A. (ISA) is preparing the creation of a new subsidiary of the National Dispatch Center to be responsible for the planning and coordination of the operation of the National Grid System and the management of the energy Exchange and Trading System in the wholesale market.
PERU
  On March 18, the bar tariffs were published in advance which, according to the new regulations approved at the end of 2004 will be effective from May 1, 2005 until April 30, 2006. The value proposed was US$ 38.6 per MWh in monomic terms, which represents a 3% reduction from present levels.

  The National Environmental Council – CONAM, certified that the Callahuanca project contributes to the Sustainable Development of Peru and therefore may participate in the country’s carbon market through the Clean Development Mechanism linked to the Kyoto Protocol. It is estimated that the project will reduce 28,000 tons of CO2 annually. The first unit was taken out of service in March in order to be re -powered by 2.5 MW; it is expected to return to operation in June 2005.
Market risk analysis

ARGENTINA

- Hydrology: · Hydrology risk: During the first quarter, contributions in Argentina have been reduced to around 50% of average hydrology.

- Fuel prices: The second stage of well-mouth gas price adjustments was applied in November 2004, which was transferred to MEM prices through the introduction of the re-declaration of variable costs of dispatch of the thermal units. Wholesale electricity prices rose by around 10% for this concept.

- Variation in demand: Demand increased over 4.0% in the first quarter 2005.

BRAZIL

- Hydrology: Water contributions in the southern region remained unchanged in the first quarter with around 35% of the average, causing a sharp fall in water storage.

- Fuel prices: The fuel price is not relevant.

- Variation in demand: Demand increased over 5.8% in the first quarter 2005.

PRESS RELEASE First Quarter 2005

CHILE

- Hydrology: The probability of an accumulated surplus for the hydrological year April 2004-April 2005 was 65.8%, which represented a normal-dry year for the system.

- Fuels risk: There is a permanent natural gas cuts for the SING for approximately 2.3 MMm3/d, which affects Taltal power plant in 0.9 MMm3/d, being replaced by liquid fuels its operation. Since January of this year, the south center of Chile has suffer additional restrictions, reaching in the first quarter maximum level of 6 MMm3/d affecting, between others, to San Isidro power plant that has a permanent gas cut (1.7 MMm3/d) since mid February. Nevertheless we agreed a “Swap” mechanism with Central Costanera in Argentina that allows the company to use its gas assuming the additional cost of replacing natural gas for fuel oil.

- Variation in demand: Demand increased near 3.4% in the SIC and 7.5% in the SING in first quarter 2005.

COLOMBIA

- Hydrology: The group companies’ level of contracts makes their exposure to the hydrology risk relatively low. The total contributions of the SIN in the first quarter of 2005 have been 93%, i.e. in normal condition. For the group companies, Guavio has been 87% of the average and Betania 99%.

- Fuel prices: Due to the supply declaration mechanism, the fuel price is just one component of the declared price. For dry conditions, the declared price could increase due to the perception of the agents. Endesa Chile has coal-fired thermal generation so an increase in the price of this fuel would affect the production costs of this plant. However, given the present hydrological conditions, the operation of these plants has been low.

- Devaluation risk: During 2005, the Colombian peso has appreciated, thus favoring the group’s contracted sales as their tariffs are monomic and are signed in Col$.

- Variation in demand: Demand increased near 1.4% in first quarter 2005.

PERU

- Hydrology: Endesa Chile is a net spot seller so the risk of dry hydrological conditions is low. The accumulated caudal watershed of the rivers Rimac, Tulumayo, Tarma and Junin-Mantaro corresponds to a dry hydrology except in the first river where the hydrology was semi-dry, with values that reach more that 75% of excess probability.

- Fuels price: The international oil price directly affects liquid fuel prices, which are used by most of the thermal plants, so energy prices on the system are severely affected and the value of signed contracts diminishes. However, the Endesa Chile is a net seller on the spot market so the increase in fuel prices does not represent a large risk. However, given the present situation of distributor companies with no contract, the group has to sell at the bar price volume of energy that would normally have been sold at the spot price, so the risk has increased for this reason.

- Variation in demand: Demand increased over 3.6% in first quarter 2005.

PRESS RELEASE First Quarter 2005

Exchange and interest rate risk analysis

The company has a high proportion of its loans denominated in dollars as most of its sales in the different markets in which it operates have a high degree of indexation to that currency. The Brazilian and Colombian markets have the least dollar indexation, so the subsidiaries in those markets have higher borrowings in local currency. In the case of Argentina, during 2004 and first quarter 2005, a large proportion of sales come from the export of energy to Brazil, which is indexed to the dollar and thus reduces the exchange risk exposure in that country.

The Company has continued with its policy of partially hedging its dollar liabilities in a scenario of high dollar volatility in order to absorb the fluctuations caused to the results by exchange rate changes. Taking into account the important reduction in the accounting mismatch position to more prudent levels in recent years, the Company has modified its dollar-peso hedging policy to establish a maximum permissible mismatch position over which hedging transactions will be carried out.

At March 31, 2005, the company in consolidated terms has covered in Chile, through dollar-peso forward contracts, an amount of US$140 million, compared to US$103 million at the same date of the year before. The change is due to the increase in the accounting mismatch and the above-mentioned change in policy.

Regarding interest rate risk, the company has approximately 93% and 7% of its debt at fixed and variable rates respectively at March 31, 2005. The percentage at fixed rates has fallen slightly increased compared to the 96% / 4% proportion at the same date in 2004, but it has equally enabled it to minimize the interest rate fluctuation risk.

PRESS RELEASE First Quarter 2005
Business Information Main Operating Figures in GWh

Table 9
As of March 2005	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	2,631.0	672.6	931.3	443.5	2,411.4	1,239.4	4,301.5
Hydroelectric generation	-	672.6	931.3	443.5	2,400.0	1,236.6	3,099.5
Thermal electric generation	2,631.0	-	-	-	11.4	2.8	1,202.0
Purchases	18.1	57.8	12.3	71.1	554.5	36.2	388.7
Purchases to related companies - generators	-	-	-	-	-	-	1,387.9
Purchases to others generators	-	-	-	-	25.3	32.9	239.7
Purchases at spot	18.1	57.8	12.3	71.1	529.2	3.3	149.0
Transmission losses or pump consumption	-	-	-	(0.2)	15.3	12.7	66.3
Total electricity sales	2,631.4	730.4	943.7	514.8	2,948.1	1,263.0	4,624.2
Sales at regulated prices	-	-	569.1	64.2	444.7	209.3	1,573.1
Sales to related companies others activities (regulated prices)	-	-	-	123.8	546.6	264.1	988.2
Sales at unregulated prices	197.7	171.8	199.6	-	708.6	433.7	1,192.9
Internal sales (unregulated prices)	125.8	91.0	-	-	-	-	-
Sales at spot marginal cost	2,307.9	467.6	175.0	326.8	1,248.1	355.8	870.0
Sales to related companies generators	-	-	-	-	-	-	1,387.6
TOTAL SALES IN THE SYSTEM	21,814.0	21,814.0	83,884.8	17,106.3	17,106.3	4,758.9	12,084.9
Market Share on total sales (%)	12%	3%	1%	3%	17%	27%	38%

As of March 2004	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	2,139.9	571.5	707.7	268.3	2,565.7	1,175. 3	3,953.0
Hydroelectric generation	-	571.5	707.7	268.3	2,545.4	1,128.7	2,715.0
Thermal electric generation	2,139.9	-	-	-	20.2	46.6	1,238.0
Purchases	11.7	32.4	195.6	61.5	793.2	35.8	419.0
Purchases to related companies - generators	-	-	-	-	-	-	1,321.0
Purchases to others generators	-	-	-	-	20.0	34.3	266.0
Purchases at spot	11.7	32.4	195.6	61.5	773.2	1.6	153.0
Transmission losses or pump consumption	-	-	-	-	17.9	14.8	57.0
Total electricity sales	2,151.6	603.9	903.3	329.8	3,341.4	1,196.4	4,315.0
Sales at regulated prices	-	-	685.3	57.8	274.5	117.0	1,460.0
Sales to related companies others activities (regulated prices)	-	-	-	109.2	854.9	250.0	1,171.0
Sales at unregulated prices	77.0	132.7	33.5	-	700.8	420.5	1,294.0
Internal sales (unregulated prices)	66.8	52.8	-	-	-	-	-
Sales at spot marginal cost	2,007.7	418.4	184.5	163.1	1,511.1	408.8	390.0
Sales to related companies generators	-	-	-	(0.3)	-	-	1,321.0
TOTAL SALES IN THE SYSTEM	20,969.7	20,969.7	79,236.0	16,059.6	16,059.6	4,568.1	11,192.9
Market Share on total sales (%)	10%	3%	1%	2%	21%	26%	39%

PRESS RELEASE First Quarter 2005
Business Information Main Operating Figures in GWh

Table 9.1
As of March 2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	2,672.7	226.8	716.8	597.1	4,213.4	88.0	4,301.5
Hydroelectric generation	2,155.8	226.8	716.8	-	3,099.5	-	3,099.5
Thermal electric generation	516.8	-	-	597.1	1,113.9	88.0	1,202.0
Purchases	1,408.2	39.7	-	179.6	239.7	149.0	388.7
Purchases to related companies - generators	1,168.5	39.7	-	179.6	1,387.9	-	1,387.9
Purchases to others generators	239.7	-	-	-	239.7	-	239.7
Purchases at spot	-	-	-	-	-	149.0	149.0
Transmission losses or pump consumption	57.6	0.9	4.8	2.1	65.4	0.9	66.3
Total electricity sales	4,023.3	265.7	712.0	774.7	4,388.0	236.2	4,624.2
Sales at regulated prices	1,523.4	-	24.3	25.4	1,573.1	-	1,573.1
Sales to related companies others activities (regulated prices)	988.2	-	-	-	988.2	-	988.2
Sales at unregulated prices	749.2	0.2	29.7	177.7	956.7	236.2	1,192.9
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	540.0	-	247.4	82.6	870.0	-	870.0
Sales to related companies generators	222.5	265.5	410.6	489.0	1,387.6	-	1,387.6
TOTAL SALES IN THE SYSTEM	9,115.3	9,115.3	9,115.3	9,115.3	9,115.3	2,969.6	12,084.9
Market Share on total sales (%)	42%	0%	3%	3%	48%	8%	38%

As of March 2004	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE

Total generation	2,336.0	142.0	703.0	691.0	3,872.0	81.0	3,953.0
Hydroelectric generation	1,870.0	142.0	703.0	-	2,715.0	-	2,715.0
Thermal electric generation	466.0	-	-	691.0	1,157.0	81.0	1,238.0
Purchases	1,455.0	137.0	-	8.0	279.0	140.0	419.0
Purchases to related companies - generators	1,184.0	137.0	-	-	1,321.0	-	1,321.0
Purchases to others generators	266.0	-	-	-	266.0	-	266.0
Purchases at spot	5.0	-	-	8.0	13.0	140.0	153.0
Transmission losses or pump consumption	45.0	2.0	6.0	3.0	56.0	1.0	57.0
Total electricity sales	3,746.0	277.0	697.0	696.0	4,095.0	220.0	4,315.0
Sales at regulated prices	1,435.0	-	13.0	12.0	1,460.0	-	1,460.0
Sales to related companies others activities (regulated prices)	1,171.0	-	-	-	1,171.0	-	1,171.0
Sales at unregulated prices	892.0	-	26.0	156.0	1,074.0	220.0	1,294.0
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	111.0	-	247.0	32.0	390.0	-	390.0
Sales to related companies generators	137.0	277.0	411.0	496.0	1,321.0	-	1,321.0
TOTAL SALES IN THE SYSTEM	8,547.8	8,547.8	8,547.8	8,547.8	8,547.8	2,645.1	11,192.9
Market Share on total sales (%)	42%		3%	2%	48%	8%	39%

PRESS RELEASE First Quarter 2005
Endesa Chile’s Operating Revenues and Expenses breakdown by country (Chilean GAAP)

Table 10

	Million Ch$		Thousand US$

	As of March 2004	As of March 2005	As of March 2004	As of March 2005	% Var

Operating Revenues	248,683	284,866	424,424	486,178	14.6%

Energy sales Endesa and subsidiaries
in Chile	104,359	118,746	178,108	202,662	13.8%
Energy sales El Chocón	5,776	8,759	9,857	14,949	51.7%
Energy sales Costanera	27,660	39,830	47,206	67,978	44.0%
Energy sales Betania - Emgesa	62,553	67,542	106,759	115,273	8.0%
Energy sales Cachoeira	7,029	12,227	11,996	20,867	74.0%
Energy sales Edegel	34,615	31,886	59,077	54,419	(7.9%)
Consulting services and 3 rd party sales	6,692	5,876	11,422	10,029	(12.2%)

Operating Expenses	148,478	168,874	253,406	288,215	13.7%

Fixed Costs:	12,875	13,451	21,973	22,957	4.5%
Endesa and subsidiaries in Chile	6,799	6,594	11,604	11,253	(3.0%)
El Chocón	378	359	646	613	(5.0%)
Costanera	1,282	1,568	2,189	2,676	22.3%
Betania - Emgesa	2,742	3,189	4,680	5,443	16.3%
Cachoeira	375	437	641	746	16.4%
Edegel	1,297	1,304	2,213	2,225	0.5%

Depreciation and amortization:	44,501	47,120	75,950	80,420	5.9%
Endesa and subsidiaries in Chile	15,129	19,230	25,821	32,820	27.1%
El Chocón	3,777	3,513	6,447	5,996	(7.0%)
Costanera	5,989	5,737	10,222	9,791	(4.2%)
Betania - Emgesa	9,993	9,216	17,055	15,729	(7.8%)
Cachoeira	4,484	4,184	7,653	7,140	(6.7%)
Edegel	5,128	5,241	8,752	8,944	2.2%

Variable Costs:	91,102	108,302	155,482	184,838	18.9%
El Chocón	1,801	2,619	3,074	4,470	45.4%
Costanera	10,206	20,574	17,418	35,113	101.6%
Betania - Emgesa	18,821	20,602	32,122	35,160	9.5%
Cachoeira	2,052	2,154	3,502	3,677	5.0%
Edegel	7,897	6,053	13,477	10,331	(23.3%)
Fuel and Lubricant in Chile	10,998	17,561	18,770	29,972	59.7%
Energy purchases in Chile	12,343	13,100	21,066	22,357	6.1%
Other variable cost in Chile	26,985	25,640	46,055	43,759	(5.0%)

PRESS RELEASE First Quarter 2005
Endesa Chile’s Operating Income breakdown by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of March 2004	As of March 2005	As of March 2004	As of March 2005	% Var

Operating Revenues	248,683	284,866	424, 424	486,178	14.6%

Energy sales:	241,990	278,990	413,002	476,149	15.3%
Endesa and subsidiaries in Chile	104,359	118,746	178,108	202,662	13.8%
El Chocón	5,776	8,759	9,857	14,949	51.7%
Costanera	27,660	39,830	47,206	67,978	44.0%
Betania - Emgesa	62,553	67,542	106,759	115,273	8.0%
Cachoeira	7,029	12,227	11,996	20,867	74.0%
Edegel	34,615	31,886	59,077	54,419	(7.9%)

Other revenues (*):	6,692	5,876	11,422	10,029	(12.2%)
Chile	6,392	5,577	10,909	9,518	(12.7%)
Cachoeira	-	-	-	-	-
Edegel	249	235	424	400	(5.7%)
Betania -Emgesa	52	64	88	110	24.8%

Operating Expenses	148,478	168,874	253,406	288,215	13.7%

Endesa and subsidiaries in Chile	72,254	82,124	123,315	140,160	13.7%
El Chocón	5,957	6,492	10,166	11,079	9.0%
Costanera	17,477	27,878	29,828	47,580	59.5%
Betania -Emgesa	31,557	33,007	53,857	56,332	4.6%
Cachoeira	6,911	6,775	11,796	11,563	(2.0%)
Edegel	14,322	12,598	24,443	21,500	(12.0%)

Operating Margin	100,205	115,992	171,018	197,963	15.8%

Endesa and subsidiaries in Chile	38,497	42,199	65,702	72,021	9.6%
El Chocón	(181)	2,267	(309)	3,870	1351.4%
Costanera	10,182	11,952	17,378	20,398	17.4%
Betania -Emgesa	31,048	34,600	52,989	59,051	11.4%
Cachoeira	117	5,451	200	9,304	4552.5%
Edegel	20,542	19,523	35,058	33,319	(5.0%)

General and Administrative Costs	8,502	9,898	14,510	16,893	16.4%

Endesa and subsidiaries in Chile	4,483	4,367	7,651	7,454	(2.6%)
El Chocón	129	163	220	278	26.1%
Costanera	522	476	891	813	(8.8%)
Betania -Emgesa	933	911	1,592	1,555	(2.3%)
Cachoeira	338	1,822	576	3,109	439.5%
Edegel	2,097	2,159	3,579	3,684	3.0%

Operating Income	91,703	106,094	156,508	181,070	15.7%

Endesa and subsidiaries in Chile	34,014	37,832	58,051	64,567	11.2%
El Chocón	(310)	2,104	(530)	3,592	778.2%
Costanera	9,660	11,475	16,487	19,585	18.8%
Betania -Emgesa	30,115	33,689	51,397	57,496	11.9%
Cachoeira	(220)	3,630	(376)	6,195	1746.3%
Edegel	18,445	17,364	31,479	29,635	(5.9%)

International generator contribution	57,689	68,262	98,458	116,503	18.3%

* Consulting services and 3rd party sales

PRESS RELEASE First Quarter 2005
Endesa Chile’s Ownership Structure, as of March 31, 2005 Total Shareholders: 24,786. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.85%
ADR’s	4.46%
Individuals	5.83%
Others	8.88%

PRESS RELEASE First Quarter 2005

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2005, on Thursday, April 28, 2005, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 614 49 10, international.
Dial-In number: 1 (800) 591 69 44
Passcode I.D.: 30899650

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 31144070

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: April 26, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: Chief Executive Officer